UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

This Report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Proxy notice of the 2013 Annual General Meeting of Shareholders.
Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders.
Exhibit 99.3	TIS Compensation Policy
Exhibit 99.4	2003 Amended Options Plan (2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: September 3, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Proxy notice of the 2013 Annual General Meeting of Shareholders.
99.2	Proxy Card
99.3	TIS Compensation Policy
99.4	2003 Amended Options Plan (2013)